Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE American: CMCL; AIM: CMCL; TSX: CAL)

Exercise of share options

St Helier, December 1, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that Mr John Kelly, a director of the Company, has exercised options in respect of, and the Company has issued and allotted, 18,000 common shares of no par value each in the Company (the “Option Shares”). The exercise price was CAD$4.50 per Option Share. Following this transaction, Mr Kelly owns 29,493 shares in the Company representing approximately 0.28 per cent of the issued share capital of the Company.

Application has been made by Caledonia for the Option Shares to be admitted in the form of depositary interests to trading on AIM and it is anticipated that trading in such securities will commence on December 4, 2017.

Following issue of the Option Shares, the Company has a total number of shares in issue of 10,603,153 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John L. Kelly
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Exercise of share options
c)	Price(s) and volume(s)	Price(s) CAD4.50	Volume(s) 18,000
d)	Aggregated information - Aggregated volume - Price	18,000 CAD81,000
e)	Date of the transaction	30 November 2017
f)	Place of the transaction	Outside a trading venue